Exhibit 4.134

FACILITY AGREEMENT

between

INVESTEC BANK LIMITED

and

DRDGOLD LIMITED

FACILITY AGREEMENT

1. **PARTIES**

1.1 The parties to this Agreement are:

1.1.1 **INVESTEC BANK LIMITED;** and

1.1.2 **DRDGOLD LIMITED.**

1.2 The parties agree as set out below.

2. **DEFINITIONS AND INTERPRETATION**

2.1 Unless inconsistent with the context, the words and expressions set forth below shall bear the following meanings and cognate expressions shall bear corresponding meanings:

2.1.1 **"Account"** means the Borrower's account in the name "DRDGoId Limited", code 580105, account number 30000030855 held at Investec Bank Limited;

2.1.2 "Advance" means any loan up to a maximum amount of R50 000 000 (Fifty Million Rand) made or to be made from the Total Facility Amount.;

2.1.3 "Advance **Conditions Precedent"** means the conditions precedent stipulated in clause 6.3;

2.1.4 **"Agreement"** means this Facility Agreement together with all schedules hereto;

2.1.5 **"Agreement Conditions Precedent"** means the conditions precedent stipulated in clause 4.1;

2.1.6 **"Authorizations**" means any acts, conditions, authorizations, orders, approvals, licenses, consents, permits, permissions, certificates, registrations and declarations of any kind;

2.1.7 **"Borrower"** means DRDGOLD Limited, company registration number 1895/000926/06, a company incorporated under the laws of South Africa and having its registered office at Ebsco House 4, 299 Pendoring Avenue. Blackheath, Randburg, Johannesburg, 2195;

2.1.8 **"Business Day"** means every day other than a Saturday, Sunday or official public holiday in South Africa;

2.1.9 **"Cession of Deposit Agreement"** means the agreement to be entered into between the Lender and Borrower in terms of which the Borrower shall cede all rights in and to the Account to the Lender:

2.1.10 "**VWAP**" means. in respect of the Shares, an amount in Rand, calculated to the 4th decimal place, determined to be the arithmetic average of the daily volume weighted average value of all automated trades on the JSE divided by the total daily volume of all automated trades on the JSE;

2.1.11 **"Demand Date"** means the date of a Demand Notice;

2.1.12 **"Demanded Amount"** means, in respect of each Demand Notice delivered by the Lender to the Borrower in terms of this Agreement, the amount, consisting of:

2.1.12.1 any one Advance: and/or

2.1.12.2 any amount of interest payable by the Borrower to the Lender in terms of this Agreement or any portion thereof; and/or

2.1.12.3 any other amount payable by the Borrower to the Lender in terms of this Agreement or any portion thereof,

as specified in the Demand Notice;

2.1.13 **"Demand Notice"** means a notice, substantially in the form of Schedule and numbered sequentially, in terms of which payment is demanded by the Lender in accordance with clause 7;

2.1.14 **"Drawdown Fee"** means the fee as described in clause 10;

2.1.15 **"Drawing Date"** means the Business Day upon which any Advance is made or to he made in terms of this Agreement;

2.1.16 **"Drawing Request"** means a notice as envisaged in clause 6 below, duly completed and signed by the Borrower in the form of Schedule 1 to this Agreement;

2.1.17 **"Effective Date"** means, notwithstanding the Signature Date, the first Business Day after the date of the fulfillment or waiver of all of the Agreement Conditions Precedent in accordance with the terms of this Agreement;

2.1.18 **"Election Date"** means the date on which the Borrower provides notification with respect to the method of settlement as contemplated in clause 7.2.

2.1.19 **"Interest Period"** means each period determined in accordance with clause 8 in respect of an Advance, for the purpose of calculating interest on Advances;

2.1.20 **"Interest Rate"** in relation to each Interest Period, means the rate per annum determined by the Lender to be the aggregate of:

2.1.20.1   JIBAR (nominal annual compounded quarterly); plus

2.1.20.2   the Margin:

2.1.21   **"Investec Bank"** means Investec Bank Limited, a company with limited liability registered in accordance with the laws of South Africa under registration number 1969/004763/06;

2.1.22   **"Investec Group"** means Investec Limited and its Subsidiaries from time to time;

2.1.23   **"JIBAR**˙ means the rate for deposits in South African Rand for a period of 90 days, which appears on the Reuters Screen SAFEY Page under the caption "YIELD" at 11:00 a.m., Johannesburg time, on the relevant Quotation Date, and, if such rate does not appear on the Reuters Screen SAFEY Page, the rate for that Quotation Date will be determined as if the Parties had specified "ZAR-JIBAR-Reference Banks" as the applicable interest rate;

2.1.24   **"JSE"** means the JSE Limited, a company with limited liability registered in accordance with the company laws of South Africa under registration number 2005/022939/06;

2.1.25   **"Lender"** means Investec Bank Limited;

2.1.26   **"Margin"** means a nominal annual compounded 90 day rate of 3.00% (three point zero percent)

2.1.27   "**Parties**" means the Lender and the Borrower;

2.1.28   **"Reference Banks" means** ABSA Bank Limited, Nedbank Limited, FirstRand Limited and The Standard Bank of South Africa Limited;

2.1.29   **"Repeating Warranties"** means the warranties listed in clause 12;

2.1.30   **"Shares"** means ordinary shares in the equity capital of the Borrower;

2.1.31   **"Signature Date"** means the date of the signature of the Party last signing this Agreement in time;

2.1.32   **"South Africa"** means the Republic of South Africa as constituted from time to time;

2.1.33   "**Subsidiary**" means a *"subsidiary"* as defined in section 1 of the South African Companies Act, 1973;

2.1.34   **"Total Facility Amount"** means the sum of R250 000 000 (Two Hundred and Fifty Million Rand):

2.1.35   **"ZAR-.AJAR-Reference Banks"** means the rate on the applicable Quotation Date. determined on the basis of the mid-market deposit rates for South African Rand, for a period of 90 days, quoted by the Reference Banks at approximately 11:00 a.m, Johannesburg time, on such Quotation Date, provided that if a Reference Bank does not supply a quotation by 11.00 am on such Quotation Day, then the rate shall be determined on the basis of the quotations of the remaining Reference Banks; and

2.1.36   **"ZAR"** or **"R"** or **"Rand"** means South African Rand, the official currency of the Republic of South Africa,

2.2   Any reference in this Agreement to:

2.2.1   a "**clause**" shall, subject to any contrary indication. be construed as a reference to a clause hereof;

2.2.2   "**law**" shall be construed as any law (including common or customary law) or statute, constitution, decree, judgment, treaty, regulation, directive, byelaw, order or any other legislative measure of any government, supranational, local government, statutory or regulatory body or court

2.2.3   a "**person**" shall be construed as a reference to any person, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having separate legal personality) of two or more of the foregoing;

2.2.4   a "**Schedule**" shall, subject to any contrary indication, be construed as a reference to a schedule hereof;

2.2.5   "**tax**" shall be construed so as to include any tax, levy, impost or other charge of a similar nature (including, without limitation, any penalty or interest payable in connection with any failure to pay or delay in paying any of the same).

2.3   Unless inconsistent with the context or save where the contrary is expressly indicated:

2.3.1   if any provision in a definition is a substantive provision conferring rights or imposing obligations on any Party, notwithstanding that it appears only in this interpretation clause, effect shall be given to it as if it were a substantive provision of this Agreement;

2.3.2   when any number of days is prescribed in this Agreement, same shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a day which is not a Business Day, in which case the last day shall be the next succeeding Business Day;

2.3.3   in the event that the day for payment of any amount due in terms of this Agreement should fall on a day which is not a Business Day, the relevant day for payment shall be the next succeeding Business Day;

2.3.4   in the event that the day for performance of any obligation (other than payment) to be performed in terms of this Agreement should fall on a day which is not a Business Day, the relevant day for performance shall be the next succeeding Business Day;

2.3.5   any reference in this Agreement to an enactment is to that enactment as at the Signature Date and as amended or re-enacted from time to time;

2.3.6   any reference in this Agreement to this Agreement or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented;

2.3.7   no provision of this Agreement constitutes a stipulation for the benefit of any person who is not a Party to this Agreement;

2.3.8   a reference to a Party includes that Party's successors-in-title and permitted assigns.

2.4   Unless inconsistent with the context, an expression which denotes:

2.4.1   any one gender includes the other genders;

2.4.2   a natural person includes an artificial person and *vice versa;* and

2.4.3   the singular includes the plural and *vice versa.*

2.5   The schedules to this Agreement form an integral part hereof and words and expressions defined in this Agreement shall bear, unless the context otherwise requires, the same meaning in such schedules. To the extent that there is any conflict between the schedules to this Agreement and the provisions of this Agreement, the provisions of this Agreement shall prevail.

2.6   Where any term is defined within the context of any particular clause in this Agreement, the term so defined, unless it is clear from the clause in question that the term so defined has limited application to the relevant clause, shall bear the same meaning as ascribed to it for all purposes in terms of this Agreement, notwithstanding that that term has not been defined in this interpretation clause.

2.7   The rule of construction that, in the event of ambiguity, the contract shall be interpreted against the Party responsible for the drafting thereof, shall not apply in the interpretation of this Agreement.

2.8   The expiration or termination of this Agreement shall not affect such of the provisions of this Agreement as expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this.

.

2.9   This Agreement shall be binding on and enforceable by the estates, heirs, executors, administrators, trustees, permitted assigns or liquidators of the Parties as fully and effectually as   if they had signed this Agreement in the first instance and reference to any Party shall be deemed   to include such Party's estate, heirs, executors, administrators, trustees, permitted assigns or liquidators as the case may be.

2.10   The use of any expression in this Agreement covering a process available under South African law such as winding-up (without limitation *eiusdem generis)* shall, if any of the Parties   to   this Agreement is subject to the law of any other jurisdiction, be construed as including any equivalent or analogous proceedings under the law of such other jurisdiction.

2.11   Where figures are referred to in numerals and in words, if there is any conflict between the two, the words shall prevail.

3.   **INTRODUCTION**

3.1   The Borrower wishes to obtain funding.

3.2   The Lender is prepared to make the Total Facility Amount available to the Borrower for funding purposes upon the terms and conditions in this Agreement.

4.   **CONDITIONS PRECEDENT TO THIS AGREEMENT**

4.1   This entire Agreement, save for the provisions of this clause 4 and of clauses I, 2, 18. 19, 20,   21, 22, 23 and 25 which shall be of immediate force and effect, is subject to the fulfillment of   the following conditions:

4.1.1   the Borrower shall have delivered to the Lender written proof, in a form and in substance satisfactory to the Lender in its sole discretion, that the board of directors of the Borrower have authorized the conclusion of this Agreement on the terms and conditions set out therein and have authorized a person or persons to sign this Agreement on its behalf; and

4.1.2   the Borrower shall have repaid all and any indebtedness under any other loan or facility made available to the Borrower by the Lender and/or any of the Lender's Subsidiaries;

4.1.3   the Borrower shall simultaneously herewith enter into a Cession of Deposit Agreement with the Lender;

4.1.4   the Borrower shall provide the Lender with a legal opinion from its external legal advisors or company sponsor, confirming that the Shares can be or may be issued in compliance with all relevant laws, the JSE rules and the Borrowers memorandum and articles of association and that there will not be any limitation on trading the Shares for the term of this Agreement.

4.2   The Borrower shall use its reasonable commercial endeavours, to the extent that it is within its power to do so, to procure the fulfillment of the Agreement Conditions Precedent as soon as reasonably possible after the Signature Date.

4.3 The Agreement Conditions Precedent have been inserted in this Agreement for the sole benefit of the Lender and accordingly may only be waived (in whole or in part) in writing by the Lender on or before the date specified for their fulfillment.

5. **THE FACILITY**

Subject to the terms and conditions of this Agreement, the Lender agrees to make available to the Borrower the Total Facility Amount of R250 000 000 (Two Hundred and Fifty Million Rand) up to 31 December 2009, unless terminated by agreement between the Parties. The Parties may extend the term of this Agreement by agreement between themselves.

6. **UTILISATION OF THE FACILITY**

6.1 Subject to the provisions of this Agreement and to the fulfillment or waiver of all of the Agreement Conditions Precedent and the Advance Conditions Precedent, the Borrower may request to utilise the Total Facility Amount by delivering to the Lender, in respect of any Advance, a duly completed Drawing Request.

6.2 For the avoidance of doubt, the Lender shall not be under any obligation to grant any Drawing Request and more specifically, the Lender shall not grant any Advance while any amount under any previously granted Advance remains outstanding. The repayment of any previously granted Advance shall reduce the Total Facility Amount by such repayment amount.

6.3 **Conditions Precedent to Advances**

6.3.1 The obligation of the Lender to make any Advance to the Borrower under this Agreement is subject to:

6.3.1.1 the Lender having received the requisite, duly completed Drawing Request in respect of such Advance; and

6.3.1.2 the Lender may require on-going confirmation from the Borrower that it remains **in** compliance with the provisions of clause 4; and

6.3.1.3 the Lender being satisfied in its sole and absolute discretion as to the matters set out in Schedule 2; and

6.3.1.4 the Lender being satisfied in its sole and absolute discretion that all and any amounts due to it under an Advance have been repaid in full together with any costs and interests; and

6.3.1.5 the Lender having agreed to grant the Borrower's request to make the Advance as set out in the Drawing Request and having notified the Borrower of such agreement in writing within 2 (two) Business Day of receipt of the requisite Drawing Request.

6.3.2 The Lender shall within 2 (two) Business Days of receipt of the requisite Drawing Request notify the Borrower whether or not it is satisfied that the Advance Conditions Precedent have been fulfilled or waived and the Advance Conditions Precedent shall only be considered to have been fulfilled or waived when such notice is given.

6.3.3   The Advance Conditions Precedent are expressed to be for the benefit of the Lender and accordingly the Lender shall be entitled to waive (in whole or in part) fulfillment of all or any of the Advance Conditions Precedent. The Borrower is required to ensure that the Advance Conditions Precedent are satisfied within three months of the Signature Date.

6.4   Each Drawing Request is irrevocable and will not be regarded as having been duly completed unless:

6.4.1   it is delivered to the Lender not less than 3 (three) Business Days and no more than 5 (five) Business Days prior to the proposed Drawing Date;

6.4.2   the proposed Drawing Date is a Business Day;

6.4.3   the currency of the proposed Advance is in Rand; and

6.4.4   the amount of the proposed Advance is less than or equal to R50 000 000 (Fifty Million Rands).

6.5   Only one Advance may be requested in each Drawing Request.

6.6   The proceeds of an Advance will be credited to the Account on the relevant Drawing Date.

6.7   The Borrower acknowledges and agrees that:

6.7.1   the Lender shall not be obliged to make any payment pursuant to any Drawing Request unless and until the Borrower shall have complied strictly with the requirements in respect thereof as set out in this clause 6;

6.7.2   any Drawing Request signed by an authorized signatory on behalf of the Borrower shall be deemed to be a valid Drawing Request issued by the Borrower and any Advances made pursuant to such Drawing Request to the Borrower shall constitute valid Advances to the Borrower; and

6.7.3   the Lender may validly act on all information, instructions and requests contained in the Drawing Request, without any liability or responsibility to verify or check the accuracy of such information.

7.   **REPAYMENT**

7. 1   The Borrower shall pay the Demanded Amount in the manner selected by the Borrower in accordance with clause 7.2.

7.2   Borrower's Election

7.2.1   The Lender shall require the Borrower to elect, which election shall be communicated to the Lender by telephone or e-mail ("the Election Notice") by no later than 2 (two) days after the Drawing Date, to discharge its obligation to pay the Lender in one of the following ways, either:

7.2.1.1   by paying that Advance to the Lender in cash in accordance with clause 7.3; or

7.2.1.2   by allotting, issuing and delivering Shares to the Lender in accordance with clause 7.4,

and failing such election by the Borrower by the specified time, the Borrower shall be deemed to have elected to discharge its obligation to settle that Advance in cash in accordance with clause 7.3.

7.2.2   The Borrower shall only be entitled to:

7.2.2.1   elect to discharge its obligation to settle an Advance by delivering Shares to the Lender in accordance with clause 7.4:

7.2.2.1.1   if all Authorizations required by the Borrower to enable it to lawfully issue Shares to discharge its obligation to pay that Demanded Amount by issuing Shares to the Lender in accordance with clause 7.4 have been obtained by the Borrower and are of full force and effect as at the Demand Date; and

7.2.2.1.2   if such Authorizations have not been obtained or are not of full force and effect as at the Demand Date. The Borrower shall be deemed to have elected to discharge its obligation to pay that Demanded Amount by paying the Demanded Amount in cash;

7.2.2.2   either settle the full amount payable by the Borrower in respect of an applicable Demand Notice in cash or by way of the delivery of Shares

7.3   **Payment by the Borrower of the Demanded Amount in cash**

Should the Borrower elect or be deemed to have elected pursuant to clause 7.2 to effect payment of an Advance in cash, the Borrower shall pay the Demanded Amount to the Lender within 5 (five) days following Demand Date into an account specified by the Lender in the Demand Request relating to that Demanded Amount.

7.4   **Payment** by the Borrower of the Demanded Amount **by the** issue **of Shares**

7.4.1   Should the Borrower elect to discharge its obligation to settle an Advance by delivering Shares to the Lender

7.4.1.1   the Borrower shall allot, issue and deliver a single tranche of Shares necessary to discharge the obligation of the Borrower to pay the Demanded Amount: and

7.4.1.2   the Lender shall stipulate the number of Shares to be allotted, issued and delivered by the Borrower in the Demand Notice, determined by dividing the Demanded Amount by the Rand amount equal to the VWAP of the Shares on the JSE for the 30 (thirty) Business Days following the Election Date; and

7.4.1.3   the Borrower shall discharge its obligation to pay the Demanded Amount within 2 (two) days of the Demand Date.

7.4.1.4	At the sole discretion and election of the Lender, the Lender shall be entitled to receive payment of any Demanded Amount partly by way of cash and partly by way of the delivery **of** Shares as stipulated in the Demand Notice. In such event, the Drawdown Fee shall only be calculated and payable by the Borrower on that portion of the Demanded Amount which is paid in Shares.
7.4.1.5	The Borrower's obligation to pay any Demanded Amount in accordance with clause 7.4 shall only be considered to be discharged once all of the Shares which the Borrower is obliged to allot, issue and deliver to the Lender in accordance with each Demand Notice have been validly allotted, issued and delivered to the Lender.
7.4.1.6	The Lender will be entitled to deliver the Demand Notice, in respect of payment contemplated in this clause, to the Borrower 30 (thirty) Business Days after the Election Date.
7.5	Events relating **to Shares and** Adjustments
7.5.1	Following the declaration by the Lender of any Potential Adjustment Event, the Lender will determine whether such Potential Adjustment Event has a diluting or concentrative effect on the theoretical value of the Shares to be allotted and issued to the Lender in accordance with the terms **of** this Agreement (the "Relevant Shares") and, if **so.** the Lender shall:
7.5.1.1	subject to approval from the JSE (where appropriate), make the corresponding adjustment, if any, to be made to any one or more of the Relevant Shares and/or any of the other terms of this Agreement as set forth herein, as the Lender determines appropriate, to account for that diluting or concentrative effect; and
7.5.1.2	subject to the approval from the JSE (where appropriate), determine the effective date of that adjustment. Upon making such adjustment. the Lender shall notify the Borrower as soon as reasonably practicable, giving brief details of the Potential Adjustment Event and of the adjustment made in accordance with this clause 7.5.
7.5.2	For the purposes of this clause 7.5, a "Potential Adjustment **Event"** means any **of** the following:
7.5.2.1	a sub-division, consolidation or reclassification of the Relevant Shares (excluding a Merger Event as envisaged below, but including any unbundling or demerger) or a free distribution or dividend of any Shares to existing holders by way of bonus, capitalisation or similar issue;
7.5.2.2	a distribution or dividend to existing holders of Shares of Cash; or
7.5.2.2.1	cash; or
7.5.2.2.2	Shares; or

7.5.2.2.3	other share capital or securities granting rights to payment of dividends and/or the proceeds of liquidation of the Borrower equally or proportionately with such payments to holders of Shares; or
7.5.2.2.4	any other type of securities, rights or warrants or other assets, in any case of payment (in cash or otherwise) at less than the prevailing market price as determined by the Lender
7.5.2.3	the declaration or payment by the Borrower of any dividend other than out of amounts derived from normal trading profits of the Borrower;
7.5.2.4	a repurchase by the Borrower of Shares out of either profits or capital and irrespective of whether the consideration for such purchase is cash, securities or otherwise;
7.5.2.5	any unbundling of securities **("Unrelated Securities")** by the Borrower to its shareholders, other than securities directly relating to the Shares and special dividends relating to such securities, and also excluding the payment of any special dividend derived from the sale by the Borrower of Unrelated Securities;
7.5.2.6	the cancellation of the listing (de-listing) of the Shares on the JSE; or
7.5.2.7	any other event having, in the reasonable opinion of the Lender, a diluting or concentrative effect on the theoretical value of the Relevant Shares.
7.5.3	If a Merger Event or Control Event occurs in relation to the Borrower, subject to approval from the JSE (where appropriate) the Lender may, but will not be obliged to, take any of the following actions:
7.5.3.1	substitute the Relevant Shares with the shares of the new company, provided that such shares fulfill the criteria of liquidity and any requirements set out by the JSE. The substitution will be made on the day on which such Merger Event or Control Event becomes effective as determined by the Lender; or
7.5.3.2	cancel the obligation to deliver the Relevant Shares and call on the Borrower to discharge its obligation to pay the relevant Demanded Amount in cash; or
7.5.3.3	make a corresponding adjustment to any one or more of any Relevant Shares and/or any of the other terms of this Agreement, which adjustment will be effected as of the date determined by the Lender. Any adjustment by the Lender shall be made with reference to the rules of the JSE and precedents (if any) set by the JSE to account for Merger Events or Control Events, that in the determination of the Lender would have given rise to an adjustment.
7.5.4	For the purposes of this clause 7.5:
7.5.4.1	**"Merger Date"** means, in respect of a Merger Event, the date upon which all holders of Shares (other than, in the case of a take-over offer, Shares owned or controlled by the offeror) have agreed or have irrevocably become obliged to transfer their Shares;
7.5.4.2	**"Merger Event"** means any:

7.5.4.2.1	reclassification or change of the Shares that results in a transfer of or an irrevocable commitment to transfer all outstanding Shares; or

7.5.4.2.2	consolidation, amalgamation or merger of the Borrower with or into another entity (other than a consolidation, amalgamation or merger in which the Borrower is the continuing entity and which does not result in any such reclassification or change of all outstanding Shares); or

7.5.4.3	**"Control Event"** means any transaction or event which results in a change of control of the Borrower as "control" is defined in section 440A of the Companies Act, 1973.

7.5.5	If the quotation of the Shares is materially interrupted for any reason other than those mentioned in this clause 7.5, the Borrower may, subject to approval from the JSE, declare, by written notice to the Lender, the obligation to deliver the Shares void in which event the Borrower shall pay the relevant Demanded Amount to the Lender in cash on the 1st (first) Business Day following the date of such written notice.

7.5.6	Upon making an adjustment in terms of this clause 7.5, the Lender shall as soon as reasonably practicable give notice to each of the Parties, stating the adjustments to any one or more of the Shares, and giving brief details of the Potential Adjustment Event or Merger Event as the case may be. Should the Borrower dispute any adjustment suggested by the Lender pursuant to this clause 7.5, the Parties shall agree on an independent third party to determine the appropriate adjustment to be made pursuant to this clause 7.5. Should the Parties not be able to agree on such independent third party within 3 (three) Business Days as from the date upon which any dispute is raised by the Borrower, the independent third party shall be appointed by the Banking Council of South Africa. Any costs occasioned by the appointment of an independent third party as contemplated in this clause 7.5 shall be borne by the Borrower.

7.6 Recording of Telephone Conversations

The Borrower:

7.6.1	consents to the recording by the Lender of the telephone conversations between trading, marketing and other relevant personnel of the Lender and the relevant personnel of the Borrower contemplated by this Agreement:

7.6.2	agrees, to the extent permitted by applicable law, that recordings may he submitted in evidence in any proceedings (including, without limitation, legal proceedings) in connection with this Agreement; and

7.6.3	acknowledges that the recording of telephone conversations as aforesaid is an international practice and is used solely for the purpose of resolving any disputes which may arise concerning telephonic advice or instructions.

8.   INTEREST

8.1   Interest in terms of this Agreement shall accrue on each Advance at **the** Interest Rate, from the Drawing Date of such Advance until such Advance is repaid by the Borrower in full and such interest shall be calculated in accordance with the provisions of clause 8.2.

8.2   Interest in terms of this Agreement shall be calculated on the basis of the actual days elapsed (including the first day of the relevant Interest Period but excluding the last day of that Interest Period) and on a year of 365 days.

8.3   Any amount of interest not paid by **the** Borrower to **the** Lender on due date shall be capitalised, so that interest thereafter shall be compounded.

8.4   Any amount not paid by the Borrower to the Lender in respect of the Advance on the due date thereof shall, without prejudice to any other rights of the Lender, bear interest at the applicable Interest Rate plus 2%.

8.5   The interest referred to in clause 8.4 shall be calculated on each overdue amount, or the balance thereof, from the date on which it becomes overdue until it has been paid in full. The Borrower shall pay such interest on demand.

9.   ADDITIONAL COSTS

The Borrower shall pay to the Lender on demand any amount (calculated in accordance with market practice at the relevant time as certified by the Lender) which the Lender may from time to time certify to be necessary to compensate it for any increased costs or reduction in return resulting from compliance or any change in, or in the interpretation of, any law or regulation or any official directive or request (whether or not having the force of law) including without limitation any regulatory mandatory liquid asset and/or special deposit requirements.

10.   DRAW DOWN FEE

The Borrower shall pay to the Lender, a Drawdown Fee equal to 4% (four percent) of the Demanded Amount payable on settlement of the relevant Advance, subject to the provisions of clause 7.4.1.4

11.   PAYMENTS

All payments to be made by the Borrower in cash hereunder shall be made in immediately available funds in Rand to such account(s) as the Lender may specify and shall be made free of exchange, any other costs, charges or expenses without any deduction, set-off or counterclaim whatsoever.

12.   REPRESENTATIONS AND WARRANTIES

The Borrower makes the representations and warranties set out in this clause 12 to the Lender.

12.1   Matters Represented

12.1.1   The Borrower is a public company, duly incorporated in accordance with the laws of South Africa.

12.1.2   The Borrower has the power to enter into and perform this Agreement and the transactions contemplated thereby and has taken all necessary action to authorise the entry   into   and performance of this Agreement and the transactions contemplated thereby in accordance with its terms.

12.1.3   This Agreement constitutes legal, valid and binding obligations on it in accordance with its terms (subject to insolvency and other laws affecting creditors' rights generally).

12.1.4   The entry into and performance by the Borrower of this Agreement and the transactions contemplated hereby do not:

12.1.4.1   conflict with any law or regulation or any official or judicial order:

12.1.4.2   conflict with its memorandum and articles of association;

12.1.4.3   conflict with any agreement or document to which it is a party or which is binding upon it or any of its assets; or

12.1.4.4   result in the creation or imposition of (or enforceability of) any encumbrance on any of its assets or the provisions of any agreement or document.

12.1.5   All Authorizations required in connection with the entry into and performance by the Borrower and the validity and enforceability against it of this Agreement   have   been obtained or effected and, if obtained and effected, are in full force and effect and all fees (if any) payable in connection therewith, if due, have been paid and there has been no default in the performance of any of the terms or conditions thereof which is material to the effectiveness of any of the foregoing.

12.1.6   The Borrower shall ensure that all issues of Shares pursuant to this Agreement be done in compliance with the shareholder approval requirements of the JSE.

12.2   **Repetition**

The representations and warranties set out in clause 12.1 shall survive the execution of this Agreement and shall be deemed to be repeated by the Borrower in favour of the Lender on the date of each Drawing Request and on each Drawing Date, in each case with reference to the facts and circumstances then subsisting as if made at each such time.

13. UNDERTAKINGS BY THE BORROWER

13.1   The Borrower will promptly furnish to the Lender such information in its possession or control as the Lender may request.

13.2   The Borrower will obtain and promptly renew from time to time, and will promptly furnish certified copies to the Lender of all such Authorizations as may be required under any applicable Law to enable it to perform its obligations under this Agreement or required for the validity or enforceability thereof and the Borrower shall comply with the terms of the same.

14. CERTIFICATES

14.1   A certificate signed by or on behalf of the Lender as to the existence and amount of the Borrower's indebtedness under this Agreement at any time the fact that such amount is due and payable, the rate of interest and the amount of any interest payment and to any other fact, matter or thing relating to the Borrower's indebtedness shall be, in the absence of manifest error, rebuttable presumed to be proof of the contents and correctness thereof and of the amount of the Borrower's indebtedness for the purpose of provisional sentence of summary judgment or any other proceedings against the Borrower in any competent court and shall be valid as a liquid document for such purpose.

14.2   It shall not be necessary to prove the appointment or authority of the person signing such certificate, which shall be deemed to be sufficient particularly for the purposes of pleading or trial in any action or other proceeding instituted by the Lender against the Borrower.

15. INDEMNITY

The Borrower indemnifies the Lender against any liability, loss or expense which the Lender shall certify as incurred by it as a consequence of:

15.1   any default in payment by the Borrower of any sum under this Agreement when due;

15.2   any repayment or prepayment of the Loan or part thereof being received otherwise than on the last day of an Interest Period:

15.3   the early breaking, termination or reversing (in whole or in part) of any agreement or arrangement entered into by the Borrower with the Lender for the purpose of or in connection with fixing, capping the rate of or otherwise hedging interest payable under this Agreement;

15.4   an amount not being drawn down for any reason after a Drawdown Request has been granted by the Lender,

including in any such case, but not limited to, any loss of profit and any loss or expense incurred in maintaining or funding the Total Facility Amount.

16. **SET-OFF**

The Borrower authorizes the Lender after this Agreement has become enforceable to set off any amount owing by the Borrower hereunder against any amount owing to the Borrower by the Lender (whether or not then due).

17. **MISCELLANEOUS**

The rights of the Lender under this Agreement:

17.1   may be exercised as often as necessary:

17.2   may be exercised by the Lender or any agent acting on its behalf:

17.3   are cumulative and not exclusive of its rights under applicable law; and

17.4   may be waived only in writing and specifically.

A delay in exercising or the non-exercise of any such right is not a waiver of that right.

18. **NOTICES AND *DOMICILIA***

18.1   Notices

18.1.1   Each Party chooses the address set out opposite its name below as its address to which any written notice in connection with this Agreement may be addressed.

18.1.1.1   **Borrower:**

Ebsco House 4

299 Pendoring Avenue

Blackheath

Randburg

JOHANNESBURG

2195

Telefax No.:   00 27 11 476 2711

Attention: Mr. Themba Gwebu

.

18.1.1.2	**Lender**:	
		100 Grayston Drive
		Sandown
		SANDTON
		2196
		South Africa
	Telefax No.:	00 27 11 286 7721
	Attention:	Head of Financial Products and Head of Equity Derivatives

18.1.2   Any notice or communication required or permitted to be given in terms of this Agreement shall be valid and effective only if in writing but it shall be competent to give notice by telefax transmitted to its telefax number set out opposite its name above.

18.1.3   Either Party may by written notice to the other Party change its chosen address and/or telefax number for the purposes of clause 18.1 to any other address(es) and/or telefax number, provided that the change shall become effective on the 7th (seventh) Business Day after the receipt of the notice by the addressee.

18.1.4   Any notice given in terms of this Agreement shall:

18.1 .4.1   if sent by a courier service be deemed to have been received by the addressee on the 7th (seventh) Business Day following the date of such sending;

18.1.4.2   if delivered by hand be deemed to have been received by the addressee on the date of delivery;

18.1.4.3   if transmitted by facsimile be deemed to have been received by the addressee on the 1st (first) Business Day after the date of transmission;

unless the contrary is proved.

18.1.5   Notwithstanding anything to the contrary herein contained, a written notice or communication actually received by a Party shall be an adequate written notice or communication to it, notwithstanding that it was not sent to or delivered at its chosen address and/or telefax number.

18.2   Domicilia

18.2.1   Each of the Parties chooses its address set out opposite its name in clause 18.1 as its *domicilium citandi et executandi* at which documents in legal proceedings in connection with this Agreement may be served.

.

18.2.2   Either Party may by written notice to the other Party change its *domicilitem* from time to time to another address, not being a post office box or a *poste restante,* in South Africa; provided that any such change shall only be effective on the 7th (seventh) Business Day after the receipt or deemed receipt of the notice by the other Party pursuant to clause 18.1.3.

19.   GOVERNING LAW

The entire provisions of this Agreement shall be governed by and construed in accordance with the laws of South Africa.

20.   JURISDICTION

The Parties hereby irrevocably and unconditionally consent to the non-exclusive jurisdiction of the Witwatersrand Local Division of the High Court of South Africa (or any successor to that division) in regard to all matters arising from this Agreement.

21.   CONFIDENTIALITY

21.1   Each Party shall treat as strictly confidential all information received or obtained as a result of entering into or performing this Agreement which relates to:

21.1.2   the negotiations relating to this Agreement;

21.1.3   the subject matter of this A*g*reement;

21.1.4   the other Party.

21.2   Either Party may disclose information which would otherwise be confidential if and to the extent:

21.2.1   required by law;

21.2.2   required by any securities exchange or regulatory or governmental body to which either Party is subject, wherever situated, whether or not the requirement for information has the force of law;

21.2.3   required to vest the full benefit of this Agreement in either Party:

21.2.4   disclosed to the professional advisers, auditors and bankers of either Party;

21.2.5   the information has come into the public domain through no fault of that Party; or

21.2.6   the affected Party has given prior written approval to the disclosure, such approval not to be unreasonably withheld or delayed, provided that any such information disclosed pursuant to clauses 21.2.1 and 21.2.2 shall be disclosed only after notice to the other Party.

22. **SEVERABILITY**

Each provision in this Agreement is severable from all others, notwithstanding the manner in which they may be linked together or grouped grammatically, and if in terms of any judgment or order, any provision, phrase, sentence, paragraph or clause is found to be defective or unenforceable for any reason, the remaining provisions, phrases, sentences, paragraphs and clauses shall nevertheless continue to be of full force. In particular, and without limiting the generality of the aforegoing, the Parties hereto acknowledge their intention to continue to be bound by this Agreement notwithstanding that any provision may be found to be unenforceable or void or voidable, in which event the provision concerned shall be severed from the other provisions, each of which shall continue to be of full force.

23. **GENERAL**

23.1   This document constitutes the sole record of the Agreement between the Parties in regard to the subject matter thereof

23.2   No Party shall be bound by any express or implied term, representation, warranty, promise or the like, not recorded herein.

23.3   No addition to, variation or consensual cancellation of this Agreement and no extension of time, waiver or relaxation or suspension of any of the provisions or terms of this Agreement shall be of any force or effect unless in writing and signed by or on behalf of all the Parties.

23.4   No latitude, extension of time or other indulgence which may be given or allowed by any Party to any other Party in respect of the performance of any obligation hereunder or enforcement of any right arising from this Agreement and no single or partial exercise of any right by any Party shall under any circumstances be construed to be an implied consent by such Party or operate as a waiver or a novation of, or otherwise affect any of that Party's rights in terms of or arising from this Agreement or stop such Party from enforcing, at any time and without notice, strict and punctual compliance with each and every provision or term hereof.

23.5   The Parties undertake at all times to do all such things, to perform all such acts and to take all such steps and to procure the doing of all such things, the performance of all such actions and the taking of all such steps as may be open to them and necessary for or incidental to the putting into effect or maintenance of the terms, conditions and import of this Agreement.

23.6   Save as is specifically provided in this Agreement, no Party shall be entitled to cede or delegate any of its rights or obligations under this Agreement without the prior written consent of the other Parties affected by such transfer of rights or obligations, which consent may not be unreasonably withheld or delayed.

.

24. **COSTS**

24.1   Each Party shall bear its own costs of and incidental to the negotiation, preparation and execution of this Agreement and the implementation of the terms hereof.

24.2   All legal costs incurred by any Party in consequence of any default of the provisions of this Agreement by any other Party shall be payable on demand by the defaulting Party on the scale as between attorney and own client and shall include collection charges, the costs incurred by the non-defaulting Party in endeavouring to enforce such rights prior to the institution of legal proceedings and the costs incurred in connection with the satisfaction or enforcement of any judgment awarded in favour of the non-defaulting Party in relation to its rights in terms of or arising out of this Agreement.

25. **COUNTERPARTS**

This Agreement may be executed in any number of counterparts and by the Parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

SIGNED at **RANDBURG** on this the **20**th day of **JANUARY** 2009.

For and on behalf of
DRDGOLD LIMITED
/s/C.C. Barnes
Name: C.C. Barnes
Capacity: CFO

Who warrants his authority hereto

/s/D.J. Pretorius
Name: D.J. Pretorius
Capacity: CEO
Who warrants his authority hereto

SIGNED at **SANDTON** on this the **31**st day of **MARCH** 2009.

For and on behalf of
INVESTEC BANK LIMITED
/s/M. Currie
Name: M. Currie
Capacity: Financial Prospects

Who warrants his authority hereto

/s/A. Botha
Name: A. Botha
Financial Products

FORM OF DRAWING REQUEST

To: **[insert**

Date: **[insert]**

Dear Sirs

Facility Agreement dated on or about [insert] 2008 between the **Investee Bank Limited** and **DRDGOLD Limited (the "Agreement") Drawing Request Number [insert].**

1. We refer **to** clause 6 *[Utilization of the Facility]* of the Agreement. Terms defined in the Agreement have the same meanings in this Drawing Request.

2. We confirm that:

2.1 on **[insert]** (Drawing Date we wish to borrow an Advance in the Amount of **[insert];**

2.2 **all** Advances are to be paid into the Account; and

2.3 on the date of this Drawing Request, on the Drawing Date and immediately after the making of the Advance to which this Drawing Request relates, the Advance Conditions Precedent set out in Schedule 2 have been satisfied.

Yours faithfully

[Authorised signatory] for
an on behalf of
[the Borrower]

ADVANCE CONDITIONS PRECEDENT

1.   On both the date of the Drawing Request and the Drawing Date of the relevant Advance, the Repeating Warranties made in the Agreement shall be correct, in each case, in all material respects with reference to the circumstances prevailing at the relevant time.

2.   The proposed Advance will not result in the Lender or any other member of the Investec Group breaching, contravening or being non-compliant with any applicable Law including, without limitation, any Law relating to the holding of regulatory capital or prudential requirements applicable to the Lender and/or any member of the Investec Group.

.

FORM OF DEMAND NOTICE

DEMAND NOTICE NUMBER [INSERT]

To: DRDGOLD Limited
                [insert address]

Attention: **[insert]**

[date'

Dear Sirs

We refer to the Facility Agreement dated **[insert]** 2008 (the **"Agreement"**) between DRDGOLD Limited (**"**the Borrower") and Investec Bank Limited. Capitalized terms not defined herein have the meaning given to them in the Agreement.

The undersigned hereby demands payment from the Borrower of the amount of **R[insert] ("the Demanded Amount")** in accordance with the terms of the Agreement.

For the purposes of clause 11 of the Agreement, and should the Borrower elect to discharge its obligation to pay the Demanded Amount by paying the Demanded Amount to the Lender in cash in accordance with clause 7.3 of the Agreement. we hereby specify our hank account details as follows: **[insert** bank **account details.]**

The Demanded Amount is in respect of the Advance in the amount of R[ ][insert] made by the Lender to the Borrower under Drawing Request Number [insert] on **[insert** date].

Alternatively,

For the purposes of clause **11** of the Agreement, should **the** Borrower elect to discharge its obligation to pay the Demanded Amount to the Lender in Shares, the Lender requires the Borrower to issue **[insert** number] of Shares in accordance with the provisions of clause 7.4 of the Agreement.

The Demanded Amount is in respect of the Advance in the amount of R[**][insert]** made by the Lender to the Borrower under Drawing Request Number [insert] on **[insert date].**

Further alternatively.

For the purposes of clause 7.4.1.4 of the Agreement, should the Lender agree to receive payment of the Demanded Amount partly by way of delivery of Shares and partly by way of cash, the Lender requires the Borrower to Issue [inset number] of Shares and make payment of [R amount] into the following bank account [insert account details].

_____

For: Investec Bank Limited

By:
Authorized Representative